RELEASE AND QUIT CLAIM AGREEMENT YAGO PROPERTY

THIS AGREEMENT is dated for reference the 24th day of March, 2009.

BETWEEN:

ALMADEN MINERALS LTD. (“Almaden”), a body corporate amalgamated under the laws of British Columbia, having an office at 1103 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 and MINERA GAVILAN, S.A. de C.V. (“Minera”), a Mexican Incorporated, and wholly owned subsidiary of Almaden with an office at Ricardo Flores Magon 67, Int. 8-N Colonia Centro, Parral, Chihuahua 33800, Mexico

(Collectively, the “Optionors” or “Optionor”)

OF THE FIRST PART

AND

CONSOLIDATED SPIRE VENTURES LTD. (“Spire”) a body incorporated pursuant to the laws of British Columbia, having offices at 615 – 700 West Pender Street, Vancouver, B.C. V6C 1G8 and COMPANIA MINERA SPIRE, S.A. de C.V. (“Compania”), a Mexican Incorporated, and wholly owned subsidiary of Consolidated Spire Ventures Ltd. with an office located on Avenida Ocampo No. 3806, Bellavista, Chihuahua 31030, Mexico

(Collectively, the “Optionees” or “Optionee”)

OF THE SECOND PART

WHEREAS:

The parties are parties to an Option Agreement Yago Property dated February 12, 2007 (the “Option Agreement” the rights and obligations thereunder being hereinafter referred to as the “ Option Rights”;

The Optionees hereby acknowledge that they are in default in observing the terms of the Option Agreement and that they cannot remedy the defaults.

NOW THEREFORE, in consideration of the mutual covenants and other good and valuable consideration, the sufficiency and receipt whereof is hereby acknowledged, the Optionees hereby quit claim and release to the Optionors any and all interest in and to the Option Rights and in and to the Yago Property as described in the Option Agreement and the Optionors hereby release the Optionees from any and all further obligations under the Option Agreement (save and except the obligation to deliver to the Optionors , in a reasonably timely fashion, particulars or a geological or other information developed by the Optionees in exploration work conducted by the Optionees on the Yago property).

The Parties agree to provide in a timely fashion any and all further documents and assurances as may be reasonably necessary to carry out the true intent and meaning of this agreement.

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the Courts and mediation/arbitral authorities of the Province of British Columbia.

Any dispute arising between the parties shall if possible be settled by mediation.  Failing resolution by mediation, the matter shall be determined by binding arbitration conducted under the Commercial Arbitration Act (British Columbia) and the place of arbitration shall be Vancouver, British Columbia.

ALMADEN MINERALS LTD. on behalf of itself and MINERA GAVILAN, S.A. de C.V.

 “Morgan Poliquin”

Authorized Signatory

CONSOLIDATED SPIRE VENTURES LTD. on behalf of itself and COMPANIA MINERA SPIRE, S.A. de C.V.

“Brian Buchanan”

Authorized Signatory